                                                                    Exhibit 99.1

                           MBIA INSURANCE CORPORATION
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                    AS OF JUNE 30, 2002 AND DECEMBER 31, 2001

                AND FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001

                           MBIA INSURANCE CORPORATION
                                AND SUBSIDIARIES

                                    I N D E X

                                                                           PAGE
                                                                           ----
Consolidated Balance Sheets -
    June 30, 2002 and December 31, 2001 (Unaudited)                           3

Consolidated Statements of Income -
    Six months ended June 30, 2002 and 2001 (Unaudited)                       4

Consolidated Statement of Changes in Shareholder's Equity -
    Six months ended June 30, 2002 (Unaudited)                                5

Consolidated Statements of Cash Flows -
    Six months ended June 30, 2002 and 2001 (Unaudited)                       6

Notes to Consolidated Financial Statements (Unaudited)                     7-10

                   MBIA INSURANCE CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                 (dollars in thousands except per share amounts)

                                                                 June 30, 2002   December 31, 2001
                                                                 -------------   -----------------
Assets
Investments:
   Fixed-maturity securities held as available-for-sale
      at fair value (amortized cost $6,698,530 and $6,707,183)     $6,966,527       $6,839,389
   Fixed-maturity securities pledged as collateral
      at fair value (amortized cost $452,712 and $465,670)            473,827          479,938
   Short-term investments, at amortized cost
      (which approximates fair value)                                 416,743          284,321
   Other investments                                                   28,876           28,756
                                                                   ----------       ----------
         Total investments                                          7,885,973        7,632,404
Cash and cash equivalents                                              19,777           24,404
Securities purchased under agreements to resell                       482,111          559,751
Accrued investment income                                             115,994          110,264
Deferred acquisition costs                                            287,209          277,699
Prepaid reinsurance premiums                                          510,343          507,079
Reinsurance recoverable on unpaid losses                               39,927           35,090
Goodwill                                                               76,938           76,538
Property and equipment, at cost (less accumulated
   depreciation of $58,841 and $53,618)                               112,029          113,176
Receivable for investments sold                                        34,423           23,599
Other assets                                                          166,405          100,284
                                                                   ----------       ----------
         Total assets                                              $9,731,129       $9,460,288
                                                                   ==========       ==========

Liabilities and Shareholder's Equity
Liabilities:
   Deferred premium revenue                                        $2,601,985       $2,565,096
   Loss and loss adjustment expense reserves                          530,775          518,389
   Securities sold under agreements to repurchase                     482,111          559,751
   Deferred income taxes                                              303,001          249,169
   Current income taxes                                                    --            4,508
   Deferred fee revenue                                                22,018           23,987
   Payable for investments purchased                                   25,492           50,239
   Other liabilities                                                  222,092          263,260
                                                                   ----------       ----------
         Total liabilities                                          4,187,474        4,234,399

Shareholder's Equity:
   Common stock, par value $150 per share; authorized,
      issued and outstanding - 100,000 shares                          15,000           15,000
   Additional paid-in capital                                       1,583,932        1,567,478
   Retained earnings                                                3,772,302        3,572,397
   Accumulated other comprehensive income,
      net of deferred income tax provision
      of $101,112 and $51,300)                                        172,421           71,014
                                                                   ----------       ----------
         Total shareholder's equity                                 5,543,655        5,225,889

         Total liabilities and shareholder's equity                $9,731,129       $9,460,288
                                                                   ==========       ==========

         The accompanying notes are an integral part of the consolidated financial statements.

                   MBIA INSURANCE CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                             (dollars in thousands)

                                                        Three months ended    Six months ended
                                                             June 30              June 30
                                                       -------------------   -------------------
                                                         2002       2001       2002       2001
                                                       --------   --------   --------   --------
Revenues:
   Gross premiums written                              $205,812   $206,559   $392,584   $391,464
   Ceded premiums                                       (36,155)   (42,996)   (88,470)   (98,145)
                                                       --------   --------   --------   --------
      Net premiums written                              169,657    163,563    304,114    293,319
   Increase in deferred premium revenue                 (31,888)   (35,324)   (27,307)   (44,945)
                                                       --------   --------   --------   --------
      Premiums earned (net of ceded premiums
         of $43,093, $41,937, $85,961 and $80,253)      137,769    128,239    276,807    248,374
   Net investment income                                107,482    101,778    213,621    204,150
   Net realized gains                                     2,391        486      1,383      5,045
   Change in fair value of derivative instruments        (8,268)    (3,339)     4,636     (7,106)
   Advisory fees                                         11,525     12,194     17,812     18,186
   Other                                                    251        193        333        387
                                                       --------   --------   --------   --------
      Total revenues                                    251,150    239,551    514,592    469,036
                                                       --------   --------   --------   --------
Expenses:
   Losses and loss adjustment                            14,950     16,819     29,888     31,041
   Amortization of deferred acquisition costs            11,022     10,259     22,145     19,870
   Operating                                             20,736     19,675     38,509     37,730
                                                       --------   --------   --------   --------
      Total expenses                                     46,708     46,753     90,542     88,641
                                                       --------   --------   --------   --------
Income before income taxes                              204,442    192,798    424,050    380,395
Provision for income taxes                               51,780     51,723    109,545     97,704
                                                       --------   --------   --------   --------
Income before cumulative effect of accounting change    152,662    141,075    314,505    282,691
   Cumulative effect of accounting change                    --         --         --    (11,082)
                                                       --------   --------   --------   --------
Net income                                             $152,662   $141,075   $314,505   $271,609
                                                       ========   ========   ========   ========

    The accompanying notes are an integral part of the consolidated financial statements.

                   MBIA INSURANCE CORPORATION AND SUBSIDIARIES
      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY (Unaudited)
                     For the six months ended June 30, 2002

                 (Dollars in thousands except per share amounts)

                                                                                          Accumulated
                                             Common Stock      Additional                    Other           Total
                                          ------------------     Paid-in     Retained    Comprehensive   Shareholder's
                                           Shares     Amount     Capital     Earnings       Income          Equity
                                          --------   -------   ----------   ----------   -------------   -------------
Balance, January 1, 2002                   100,000   $15,000   $1,567,478   $3,572,397      $ 71,014      $5,225,889
Comprehensive income:
      Net income                                --        --           --      314,505            --         314,505
      Other comprehensive income:
         Change in unrealized
            appreciation of investments
            net of change in deferred
            income taxes of $49,812             --        --           --           --        92,494          92,494
         Change in foreign
            currency translation                --        --           --           --         8,913           8,913
                                                                                                          ----------
      Other comprehensive income                                                                             101,407
                                                                                                          ----------
Comprehensive income                                                                                         415,912
Dividends declared (per common
   share $1,146.00)                             --        --           --     (114,600)           --        (114,600)
Fair value of stock options - FAS 123           --        --        2,050           --            --           2,050
Tax reduction related to tax
   sharing agreement
   with MBIA Inc.                               --        --       14,404           --            --          14,404
                                          --------   -------   ----------   ----------      --------      ----------
Balance, June 30, 2002                     100,000   $15,000   $1,583,932   $3,772,302      $172,421      $5,543,655
                                          ========   =======   ==========   ==========      ========      ==========
Disclosure of reclassification amount:
   Unrealized appreciation of
      investments arising
      during the period, net of taxes     $ 96,431
   Reclassification adjustment,
      net of taxes                          (3,937)
                                          --------
   Net unrealized appreciation,
      net of taxes                        $ 92,494
                                          ========

    The accompanying notes are an integral part of the consolidated financial statements.

                   MBIA INSURANCE CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
                             (Dollars in thousands)

                                                                       Six months ended
                                                                           June 30
                                                                   -------------------------
                                                                      2002          2001
                                                                   -----------   -----------
Cash flows from operating activities:
   Net income                                                      $   314,505   $   271,609
   Adjustments to reconcile net income to net
      cash provided by operating activities:
      Increase in accrued investment income                             (5,730)       (2,367)
      Increase in deferred acquisition costs                            (9,510)       (6,156)
      Increase in prepaid reinsurance premiums                          (3,265)      (15,272)
      Increase in deferred premium revenue                              30,572        60,217
      Increase in loss and loss adjustment expense reserves, net         7,549         9,795
      Depreciation                                                       5,223         5,307
      Goodwill                                                              --         2,329
      Amortization of bond discount, net                                (1,878)       (1,878)
      Net realized gains on sale of investments                         (1,383)       (5,044)
      Current income tax benefit                                       (58,625)           --
      Deferred income tax provision (benefit)                            3,784        (5,913)
      Fair value of derivative instruments                              (4,636)        7,106
      Cumulative effect of acounting change, net                            --        11,082
      Other, net                                                       (18,767)       40,982
                                                                   -----------   -----------
      Total adjustments to net income                                  (56,666)      100,188
                                                                   -----------   -----------
      Net cash provided by operating activities                        257,839       371,797
                                                                   -----------   -----------

Cash flows from investing activities:
   Purchase of fixed-maturity securities, net
      of payable for investments purchased                          (1,620,354)   (1,832,800)
   Sale of fixed-maturity securities, net of
      receivable for investments sold                                1,375,915     1,442,865
   Redemption of fixed-maturity securities,
      net of receivable for investments redeemed                       233,651       190,752
   Purchase of short-term investments, net                            (132,422)      (73,665)
   Purchase of other investments, net                                     (362)      (18,991)
   Capital expenditures, net of disposals                               (4,294)       (2,237)
                                                                   -----------   -----------
      Net cash used by investing activities                           (147,866)     (294,076)
                                                                   -----------   -----------

Cash flows from financing activities:
   Dividends paid                                                     (114,600)      (85,900)
                                                                   -----------   -----------
      Net cash used by financing activities                           (114,600)      (85,900)
                                                                   -----------   -----------

Net decrease in cash and cash equivalents                               (4,627)       (8,179)
Cash and cash equivalents - beginning of period                         24,404        12,541
                                                                   -----------   -----------
Cash and cash equivalents - end of period                          $    19,777   $     4,362
                                                                   ===========   ===========

Supplemental cash flow disclosures:
   Income taxes paid                                               $   152,923   $    88,485

    The accompanying notes are an integral part of the consolidated financial statements.

                   MBIA INSURANCE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     1.   Basis of Presentation

     The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation and its Subsidiaries (the "Company"). The statements do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America. These statements should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31, 2001. The accompanying consolidated financial statements have not been audited by independent accountants in accordance with auditing standards generally accepted in the United States of America, but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to summarize fairly the Company's financial position and results of operations. The results of operations for the six months ended June 30, 2002 may not be indicative of the results that may be expected for the year ending December 31, 2002. The December 31, 2001 balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

     2.   Dividends Declared

     Dividends declared and paid by the Company during the six months ended June 30, 2002 were $114.6 million.

     3.   Recent Accounting Pronouncements

     Effective January 1, 2002 the Company adopted Statement of Financial Accounting Standards (SFAS) 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141, which supercedes Accounting Principles Board Opinion (APB) 16, "Business Combinations," requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and provides specific criteria for initial recognition of intangible assets apart from goodwill. SFAS 142 supercedes APB 17, "Intangible Assets," and requires that goodwill and intangible assets with indefinite lives no longer be amortized but be subject to annual impairment tests in accordance with the Statement. The Statement includes a two-step process aimed at determining the amount, if any, by which the carrying value of a reporting unit exceeds its fair value. Other intangible assets are to be amortized over their useful lives.

     The following table contains a reconciliation of reported net income to net income adjusted for the effect of goodwill amortization for the six months ended June 30, 2001:

                   MBIA INSURANCE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

                                                       2nd Quarter     June 30
                                                       -----------   -----------
                                                       2002   2001   2002   2001
--------------------------------------------------------------------------------
Net income (in millions):
   As reported                                         $153   $141   $315   $272
   Amortization of goodwill                            $ --   $  1   $ --   $  2
                                                       -------------------------
   Adjusted net income                                 $153   $142   $315   $274
--------------------------------------------------------------------------------

     The Company completed its transitional impairment testing on its existing goodwill as of January 1, 2002 in accordance with the Statement.

     As of January 1, 2002, goodwill in the insurance segment totaled $76.9 million. SFAS 142 requires a two step approach in determining any impairment in goodwill. Step one entails evaluating whether the fair value of a reporting segment exceeds its carrying value. In performing this evaluation the Company determined that the best measure of the fair value of the insurance reporting segment is its book value adjusted for deferred premium revenue, prepaid reinsurance premiums, deferred acquisition costs and the present value of installments to arrive at adjusted book value. As of January 1, 2002, the insurance reporting segment's adjusted book value exceeded its carrying value, and thus there was no impairment of its existing goodwill.

     4.   Employee Stock Option Plans

     In the second quarter of 2002, the Company adopted the expense recognition provisions of SFAS 123, "Accounting for Stock-based Compensation," retroactive to January 1, 2002. In accordance with SFAS 123 the Company valued all stock options granted in 2002 using an option pricing model. The value is recognized as an expense over the period in which the options vest. The Company believes that recognizing the expense associated with stock option grants is preferable to the prior method of accounting for stock options under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" because it produces a complete picture of compensation expenses within the Company's statement of income. The following table shows the effect on income and earnings per share of recognizing employee stock option expense:

                   MBIA INSURANCE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

                                                    2nd Quarter          Year-to-Date
                                               -------------------   -------------------
                                                 2002       2001       2002       2001
----------------------------------------------------------------------------------------
Net income (in thousands):
Net income before stock option expense         $153,045   $141,075   $315,263   $271,609
After-tax stock option expense                     (383)        --       (758)        --
                                               --------   --------   --------   --------
As reported                                    $152,662   $141,075   $314,505   $271,609

                                                  1st Quarter 2002
                                   ---------------------------------------------
(in thousands)                     As Reported   Stock Option Expense   Restated
--------------------------------------------------------------------------------
Insurance operating expense         $ 18,363            $375            $ 18,738
Net income                          $162,218            $244            $161,974
--------------------------------------------------------------------------------

     5.   Recent Litigation

     On July 15, 2002 MBIA Insurance Corporation and Subsidiaries ("MBIA Corp.") and Wells Fargo Bank Minnesota, N.A. ("Wells Fargo"), in its capacity as trustee, jointly filed suit in Delaware federal district court against Royal Indemnity Company ("Royal") to enforce insurance policies that Royal issued (the "Royal Policies") to guarantee vocational loans originated by Student Finance Corporation ("SFC"). MBIA Corp. insured eight securitizations, which had a total gross par outstanding of approximately $380 million as June 30, 2002, that were collateralized by the vocational student loans originated by SFC and guaranteed by Royal. The Royal Policies guarantee the payment of all the principal plus 90 days interest on all of the vocational loans in the securitizations insured by MBIA Corp. and state that "notwithstanding any other provision of (the) policy to the contrary, the right of the beneficiary to receive payment for loss under
(the) policy after payment of the initial premium by the insured shall be absolute, irrevocable and unconditional."

In their complaints, MBIA Corp. and Wells Fargo allege that Royal has committed anticipatory breaches of the Royal Policies. Previously, in June 2002, Royal brought suit against Well Fargo and other parties, not including MBIA Corp., seeking a declaration that it is not obligated to pay on the Royal Policies, and seeking rescission of the Royal Policies, on the grounds that SFC, its subsidiaries, and other related parties engaged in fraudulent behavior and/or made negligent misrepresentations regarding the collateralized loans.

To date, claims in the amount of approximately $290 million have been made under the Royal Policies, and MBIA Corp. expects that there will be additional

                   MBIA INSURANCE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

claims made under the Royal Policies. In the event that Royal does not honor claims under the Royal Policies during the pendency of the litigation, MBIA Corp. will be required to make payments under its policies in respect of scheduled interest and principal on the notes insured under the MBIA Corp. policies. MBIA Corp. expects ultimately to recover from Royal any payments it makes under its policies.

MBIA Corp. believes that it will prevail in the litigation and will have no ultimate loss on these policies, although there can be no assurance that MBIA Corp. will prevail in the litigation. If MBIA Corp. does not prevail in the litigation and Royal does not make payments under the Royal Policies, MBIA Corp. expects to incur losses under its policies. MBIA Corp. does not believe, however, that any such losses will have a material adverse effect on its financial condition.